NAKOMA MUTUAL FUNDS
                                525 Junction Road
                                   Suite 8600
                                Madison, WI 53717



                                  July 11, 2006


Vincent J. DiStefano                                      Via Overnight Delivery
Senior Counsel                                            ----------------------
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


         Re:      Nakoma Mutual Funds
                  Files Nos. 333-132392, 811-21865
                  ---------------------------------------
Dear Mr. DiStefano:

         You have asked us to explain in writing the degree to which the Nakoma Absolute Return Fund (the "Fund") expects to borrow money for the purpose of obtaining leverage.

         Nakoma Capital Management LLC, the Fund's investment adviser (the "Adviser"), expects that the Fund will occasionally borrow for investment purposes. However, because the Fund will also likely make significant investments in short sales, which are considered "senior securities" subject to the asset coverage requirements of the Investment Company Act of 1940, the Fund's practical ability to borrow money for leverage will be significantly limited. Accordingly, under normal circumstances, the Adviser expects amount that the Fund will borrow for leverage purposes will be minimal.


                                                     Sincerely,

                                                     /s/Daniel Pickett

                                                     Daniel Pickett


M1:1337709.01